 Ciudad Autónoma de Buenos Aires, May 11th, 2021

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Information on Resignation – Arts. 8°, Sec. II, Cap. III, Tit. II and 3° 3), Sec. II, Cap. I, Tit. XII of the CNV Regulations.

Dear Sirs,

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) in accordance with Arts. 8°, Sec. II, Cap. III, Tit. I and 3° item 3), Sec. II, Cap. I, Tít. XII of the CNV Regulations.

To this extent, I inform that on the date hereon the Board of Directors approved the resignation of Mr. Haroldo Adrián Montagu to his position as Alternate Director of the Company, which obeys to personal reasons.

Sincerely,

Victoria Hitce

Head of Market Relations